1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2003

China Unicom Limited
(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                         Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the operational statistics of the Group for the month of March 2003, dated April 17, 2003.	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date:	April 22, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of March 2003.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (the “Group”) for the month of March 2003.

Operational Statistics for the month of March 2003 and the comparative figures for the previous month are as follows:-

		March 2003	February 2003
1.	CELLULAR SERVICES (Notes 3)
	Aggregated Number of GSM Cellular Services Subscribers	56.880 million	55.625 million
	- Post-Paid Subscribers	30.846 million	30.434 million
	- Pre-Paid Subscribers	26.034 million	25.191 million
	Aggregated Net Addition in 2003 of GSM Cellular Services Subscribers	3.415 million	2.160 million
	- Post-Paid Subscribers	1.128 million	0.716 million
	- Pre-Paid Subscribers	2.287 million	1.444 million
	Aggregated Number of CDMA Cellular Services Subscribers	8.025 million	7.492 million
	Aggregated Net Addition in 2003 of CDMA Cellular Services Subscribers	1.780 million	1.248 million
2.	INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:
Aggregated Usage Volume in 2003 of Outgoing Calls of Circuit Switched
	Long Distance Telephone (minutes)	1.5755 billion	0.9852 billion
	- Domestic Long Distance	1.5433 billion	0.9649 billion
	- International, Hong Kong, Macau & Taiwan Long Distance	0.0322 billion	0.0203 billion
	Aggregated Usage Volume in 2003 of Outgoing Calls of IP Telephone (minutes)	2.3925 billion	1.4769 billion
	- Domestic Long Distance	2.3538 billion	1.4514 billion
	- International, Hong Kong, Macau & Taiwan Long Distance	0.0387 billion	0.0255 billion
3.	INTERNET SERVICES:
	Aggregated Number of Internet Subscribers	8.049 million	7.742 million
4.	PAGING SERVICES:
	Aggregated Number of Paging Subscribers	15.254 million	16.047 million

Notes:

1.                                      All the Aggregated Numbers recorded for the months of February 2003 and March 2003 are aggregated data reported at 24:00 on 28 February 2003 and 31 March 2003 respectively.

2.                                      The accounting periods of all Aggregated Net Additions in 2003 and all Aggregated Usage Volumes in 2003 for the months of February and March 2003 are the period commencing from 0:00 on 1 January 2003 to 24:00 on 28 February 2003 and the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 March 2003 respectively.

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3.                                      Additional information for Cellular Services:

Operational Statistics for Cellular Services for March 2003 and its comparative figures for the previous month are analysed by the original listed service areas (see annotations (a) below) and the newly acquired service areas (see annotations (b) below) as follows:

	March 2003		February 2003
	Original Listed Service Areas	Newly Acquired Service Areas	Original Listed Service Areas	Newly Acquired Service Areas
GSM Cellular Services:
Aggregated Number of Subscribers	40.861 million	16.019 million	40.054 million	15.571 million
- Post-Paid Subscribers	19.157 million	11.689 million	18.994 million	11.440 million
- Pre-Paid Subscribers	21.704 million	4.330 million	21.060 million	4.131 million
Aggregated Net Addition in 2003 of Subscribers	2.238 million	1.177 million	1.431 million	0.729 million
- Post-Paid Subscribers	0.478 million	0.650 million	0.315 million	0.401 million
- Pre-Paid Subscribers	1.760 million	0.527 million	1.116 million	0.328 million
CDMA Cellular Services:
Aggregated Number of Subscribers	5.858 Million	2.167 million	5.448 million	2.044 million
Aggregated Net Addition in 2003 of Subscribers	1.367 Million	0.413 million	0.957 million	0.291 million

Annotations:

(a)                                 The Original Listed Service Areas mean Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei Provinces, and Beijing, Shanghai and Tianjin Municipalities in the PRC in which the Company provides cellular services.

(b)                                The Newly Acquired Service Areas mean Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, and Sichuan Provinces, and Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions in the PRC of which the cellular businesses were acquired from China Unicom (BVI) Limited on 31 December 2002.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of February and March 2003 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board
CHINA UNICOM LIMITED
Ngai Wai Fung
Company Secretary

Hong Kong, 17 April 2003

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